SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                           (Amendment No.___________)1

            Datamark Holding, Inc. d/b/a Digital Courier Technologies
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   238050 10 8
                                 (CUSIP Number)

                                  June 24, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)
         [X ]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

----------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 238050 10 8               13G                     Page 5 of 5 Pages


1.    NAMES OF REPORTING PERSONS                            America Online, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)                                               54-1322110

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                    (b) |_|
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware


         NUMBER OF            5.       SOLE VOTING POWER

           SHARES                      1,273,885

        BENEFICIALLY          6.       SHARED VOTING POWER

          OWNED BY                     -0-

            EACH              7.       SOLE DISPOSITIVE POWER

         REPORTING                     1,273,885

           PERSON             8.       SHARED DISPOSITIVE POWER

            WITH                       -0-


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,273,885

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               |_|

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             17.3%

12.   TYPE OF REPORTING PERSON*                                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  Datamark Holdings, Inc. d/b/a Digital Courier Technologies

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  448 E. Winchester Street, Ste 400
                  Salt Lake City, UT  84107

Item 2(a).        Name of Person Filing:

                  America Online, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  22000 AOL Way
                  Dulles, Virginia  20166

Item 2(c).        Citizenship:

                  America Online, Inc. was organized and exists under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share

Item 2(e).        CUSIP Number:

                  238051 10 8

Item 3. If this statement if filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

   (a) [ ] Broker or dealer  registered  under  Section 15 of the Exchange Act.
   (b) [ ] Bank as defined in Section 3 (a) (6) of the Exchange  Act.
   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
   (e) [ ] An investment adviser in accordance with  Rule  13d-1(b)(1)(ii)(E).
   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
   (g) [ ] A parent holding company or control person in accordance with Rule 13d-I(b)(1)(ii)(G).
   (h) [ ] A savings association as define in Section 3(b) of the Federal Deposit Insurance Act.
   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
   (j) [ ] Group, in accordance with Rule 13d-I(b)(1)(ii)(J).

   If this statement if filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)      Amount beneficially owned:  1,273,885*
   (b)      Percent of class:  17.3%
   (c)      Number of shares as to which such person has:
   (i)      Sole power to vote or to direct the vote     1,273,885
   (ii)     Shared power to vote or to direct the vote     -0-
   (iii)    Sole power to dispose or to direct the  disposition  of  1,273,885
   (iv)     Shared  power to  dispose  or to direct  the  disposition  of  -0-

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

-----------
*Includes warrants which are convertible into common stock but excludes warrants exercisable for 318,471 shares of common stock that vest over time (but more than 60 days from the date hereof) based on the Company's ablity to meet certain performance targets.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction.  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        7-15-98
                                      ----------------------------------------
                                                        (Date)

                                                  /s/Lennert J. Leader
                                      ----------------------------------------
                                                      (Signature)

                                   Lennert J. Leader, President, AOL Investments
                                      ----------------------------------------
                                                     (Name/Title)